RENTAL MARKETPLACE, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

as of
December 31, 2016 and 2015

Together with
Independent Accountants' Review Report



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Rental Marketplace, LLC
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Members
Rental Marketplace, LLC
Sherman Oaks, California

We have reviewed the accompanying financial statements of Rental Marketplace, LLC (the "Company"), a Delaware Limited Liability Company, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and members' equity, and of cash flows for the year ended December 31, 2016 and the period from July 6, 2015 (Inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

Newport Beach, California
March 24, 2017

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

RENTAL MARKETPLACE, LLC
BALANCE SHEETS
(unaudited)

	December 31, 2016	December 31, 2015
Assets		
Current assets -		
Cash	$ 36,975	$ 60,110
Current assets	36,975	60,110
Property and equipment, net	914	1,154
Intangible assets	8,854	2,912
Intangible asset - service contract, net	159,250	257,250
Total assets	$ 205,993	$ 321,426
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 13,000	$ 13,000
Accrued liability	4,124	1,125
Related party advances	1,140	-
Current liabilities	18,264	14,125
Convertible debt	150,000	150,000
Total liabilities	168,264	164,125
Commitments and contingencies (Note 3)	-	-
Members' equity	37,729	157,301
Total liabilities and members' equity	$ 205,993	$ 321,426

See accompanying accountants' review report and notes to financial statements

RENTAL MARKETPLACE, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
(unaudited)

	December 31, 2016	Period from Inception to December 31, 2015
Revenues	$ 1,124	$ -
Operating Expenses:		
General and administrative	182,959	115,829
Sales and marketing	59,270	42,465
Research and development	22,969	74,504
Total operating expenses	265,198	232,798
Gross loss	(264,074)	(232,798)
Other income (expense):		
Interest expense	(3,000)	(1,125)
Interest income	2	9
Total other expense	(2,998)	(1,116)
Net loss	$ (267,072)	$ (233,914)
Members' equity at beginning of period	157,301	-
Investment in Class A-1 units	100,000	171,255
Units issued for compensation and service contract	47,500	219,960
Members' equity at end of period	$ 37,729	$ 157,301

See accompanying accountants' review report and notes to financial statements

RENTAL MARKETPLACE, LLC
STATEMENTS CASH FLOWS
(unaudited)

	December 31, 2016	Period from Inception to December 31, 2015
Cash Flows from Operating Activities:		
Net loss	$ (267,072)	$ (233,914)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	98,000	36,750
Depreciation	240	60
Units issued for compensation	47,500	75,960
Changes in operating assets and liabilities:		
Accounts payable	-	13,000
Accrued liability	2,999	1,125
Net cash used in operating activities	(118,333)	(107,019)
Cash Flows from Investing Activities:		
Purchase of property and equipment	-	(1,214)
Intangible assets	(5,942)	(2,912)
Net cash used in investing activities	(5,942)	(4,126)
Cash Flows from Financing Activities:		
Sale of Class A-1 units	100,000	171,255
Related party advances	1,140	-
Net cash provided by financing activities	101,140	171,255
Increase (decrease) in cash and cash equivalents	(23,135)	60,110
Cash and cash equivalents, beginning of period	60,110	-
Cash and cash equivalents, end of period	$ 36,975	$ 60,110
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Service Contract for B units and convertible debt	$ -	$ 294,000

See accompanying accountants' review report and notes to financial statements

NOTE 1 – NATURE OF OPERATIONS

Rental Marketplace, LLC was formed on July 6, 2015 ("Inception") in the State of Delaware. The financial statements of Rental Marketplace, LLC (which may be referred to as "Rental Marketplace," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sherman Oaks, California.

The Company which operates Rentus (Rentus.com) is a mobile and online rental marketplace where people are able to rent just about anything from tools and equipment, to party supplies and camping gear. Users are provided with the location of the item, they are able to read and post reviews, pay for the rental, buy insurance and arrange for pick up or delivery of the item. Rentus is using the rise of the sharing economy to also bring the person-to-person rental industry to a user-friendly platform, as well as create a new marketplace and low cost access to consumers for companies in the rental business.

Person-to-person rental is an untapped market. People have tools, hard to find equipment or items collecting dust in their garages that could be supplementing their income by utilizing the Rentus marketplace. Rentus matches people who own rarely used items with people who need something on a temporary or repeat basis utilizing our proprietary matching algorithm.

For companies in the rental businesses, Rentus provides an online portal to list items individually or upload inventory listings.

Going Concern and Management's Plans
We will rely on debt and/or equity financing for working capital and have only recently commenced operations. We will incur additional costs prior to becoming profitable. These matters indicate that the Company may be unable to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable

inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, internet regulations, consumer trends, negative press, or competition from larger companies with more resources. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the period ended December 31, 2016 and 2015 was $240 and $60, respectively.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. To the extent that internal time is not tracked, such costs are expensed as incurred rather than capitalized.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. To date, there have been no impairment charges recognized. The Company's intangible assets included in the accompanying balance sheet are not subject to amortization.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the period ended December 31, 2016. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues from fees associated with rental transactions, sale of ancillary products and upgrades and memberships by our users when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily contractor fees. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Legal Agreements
During 2015, the Company entered into an agreement with two law firms for services to be provided under a deferred fee arrangement. All fees billed and unbilled as of December 31, 2016 and 2015 totaled $13,000, and even though not yet due, have been reflected as accounts payable in the accompanying balance sheet.

Technology Service and Support Agreement
In August 2015, the Company entered into a technology services and support services agreement for consumer and enterprise privacy protection services and support; the agreement expires in August 2018. Per the terms of the agreement, the Company conveyed compensation through the issuance of 800,000 Class B membership units valued at $144,000 based on the price of A-1 units being sold and a convertible note for $150,000. The convertible note bears 2% interest per annum and is due in three years. The convertible note may be converted into preferred stock with an equity financing resulting in gross proceeds of $5,000,000 or more at a conversion price equal to the lesser of: 1) a 20% discount to the round price and 2) the price per share based on a $5.5 million pre-money valuation. The note may also be converted at the option of the holder upon maturity or in the event of default.

The total value of the shares and convertible note issued was $294,000 which is being amortized on a straight-line basis over the service period of three years. In 2016 and 2015, $98,000 and $36,750 of the contract was amortized to general and administrative expense in the accompanying statement of operations and members' equity. The remaining balance of $159,250 is included as Service Contract in the accompanying balance sheet as of December 31, 2016 and will be amortized over the next two fiscal years.

NOTE 4 – MEMBERS' DEFICIT

LLC Units
The Company is authorized to issue three classes of LLC units and consist of Class A-1 units ("A-1"), Class A-2 units ("A-2"), for whose holders are collectively called Class A Members and are collectively identified as Class A units, and Class B units ("B") whose members are identified as Class B Members.

As of December 31, 2016 and 2015 there were 1,529,973 and 974,418 A-1 units issued and outstanding, 16,000,000 and 16,000,000 A-2 units issued and outstanding, and 2,909,276 and 2,646,777 B units issued and outstanding, respectively.

During the year ended December 31, 2016, the Company sold 555,556 class A-1 units for aggregate proceeds of $100,000 based on a $0.18 per unit price.

During 2015, the Company raised $171,225 through the sale of 974,418 class A-1 units. In connection with the sale of 827,751 of these A-1 units, we granted 197,000 class B units and 1,227,777 warrants for class A-1 units to two investors with a $0.18 exercise price and a five (5) year term. The issue of class B units and warrants are both an addition and cost of equity and thus, there is no effect on the financial statements for the issuance of these units and warrants on a net basis. However, the value of the 197,000 class B units was valued at $35,460 based on the estimated fair value of units at the time of issuance, and the value of the warrants was valued at $73,544 using the Black-Scholes option pricing model with the following inputs: five (5) year estimated life, 35% volatility which was based on the volatility of similar public companies, 1.61% risk free rate which was based on treasury rates of similar lengths to the estimated useful life, and $0 expected dividend.

Upon inception, the Company's founder received 16,000,000 in A-2 units.

Class A Members shall contribute certain capital, intellectual property and other assets to the company in order to allow the company to conduct its business. The interests of the members in the company are divided into and represented by units. The outstanding units consist of class A-2 units and class B units. In addition, the company has authorized the issuance of class A-1 units which may be issued to future investors making capital contributions to the company. Class A and B units shall have the same rights, preferences, qualifications, limitations and restrictions with respect to allocations of profits and losses, and distributions. Class B units shall be non-voting.

Profits shall be allocated: First, to the extent that the aggregate losses previously allocated to the class A-1 and A-2 members exceed the aggregate profits. The amount of excess shall be allocated pro-rata in accordance with their respective shares. Second, to the extent that the aggregate losses previously allocated to the class A-1 members exceed the aggregate profits. The amount of excess shall be allocated pro-rata in accordance with their respective shares. Third, to the extent that the aggregate losses previously allocated to the class A-2 members exceed the aggregate profits. The amount of excess shall be allocated pro-rata in accordance with their respective shares.

Losses shall be allocated: First, to the extent that the aggregate profits previously allocated exceed aggregate losses. The amount of excess shall be allocated pro-rata in accordance with their respective shares. Second, to the class A-1 members pro rata in accordance with their respective capital accounts until each such member's capital account is reduced to zero. Third, to the class A-2 members pro rata in accordance with their respective capital accounts until each such member's capital account is reduced to zero.

Limitation on losses: Losses allocated shall not exceed the maximum amount of losses causing any member to have or increase an existing adjusted capital account deficit.

Equity Based Compensation
During 2015, the Company issued 397,000 class B units for services rendered for total compensation of $75,960. Of this amount $5,400 is included in sales and marketing, $25,200 is included in research and development, and $45,360 is included in general and administrative in the accompanying statement of operations and members' equity.

During December 31, 2016, the Company issued 262,499 class B units for services rendered. Of these, 200,000 was issued to our Chief Executive Officer. The estimated fair value of these issuances is $47,250 based on a fair value of $0.18 per unit and included in general and administrative in the accompanying statement of operations and members' equity.

As described in Note 3, 800,000 class B units valued at $144,000 were issued for a service contract and capitalized.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to year end, the Company raised an additional $100,000 through the sale of 555,553 class A-1 units.

The Company has evaluated subsequent events that occurred after December 31, 2015 through March 24, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.